May 16, 2024

Via Edgar Filing

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F St, NE

Washington, D.C. 20549

Attn: Stephany Yang and Melissa Gilmore

RE:	Northwest Pipe Company
Form 10‑K for the Fiscal Year Ended December 31, 2023
Filed March 5, 2024
File No. 000‑27140

Dear Ms. Yang and Ms. Gilmore:

Thank you for your comment regarding the above referenced filing. We appreciate your assistance in ensuring our filings comply with the applicable disclosure requirements, and in enhancing the overall disclosure in our filing. The following sets forth the comment made in your letter dated May 7, 2024 and our response thereto:

Form 10-K for the Fiscal Year Ended December 31, 2023

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

Revenue Recognition, page 30

1.        Comment: Please revise your disclosures related to Precast revenue to clarify when you satisfy each performance obligation (i.e. when control transfers) as required by ASC 606‑10‑50‑12(a).

Response: We have noted your comment and in future filings will revise our disclosure to clarify when control of our Precast products transfers. The following is our proposed disclosure (with additions marked as underlined): “Precast revenue for water infrastructure concrete pipe and precast concrete products is recognized at the time control is transferred to customers which is generally at the time of shipment, in an amount that reflects the consideration we expect to be entitled to in exchange for the products. All variable consideration that may affect the total transaction price, including contractual discounts, returns, and credits, is included in net sales. Estimates for variable consideration are based on historical experience, anticipated performance, and management’s judgment. Our contracts do not contain significant financing.”

Pursuant to your comment, we acknowledge that a) we are responsible for the adequacy and accuracy of the disclosure in our filings; b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and c) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please call me at 360‑397‑6294.

Respectfully yours,

/s/ Aaron Wilkins

Aaron Wilkins

Senior Vice President, Chief Financial Officer, and Corporate Secretary